
envel

Diederik Meeuwis

Co-Founder at Envel

Netherlands · Contact info

500+ connections

Envel

Experience

Co-Founder & SVP Operations

Envel

Nov 2019 - Present · 2 yrs 5 mos

Greater Boston Area

Founded at Harvard with pre-seed funding from MIT, we're working our socks of to provide you with the banking experience you deserve. Envel is a new revolutionary US Challenger, providing an advanced AI powered bank account on autopilot that steers your money and spending in real-time to make you financially fit.

Smurfit Kappa

2 yrs 2 mos

- **European Business Analyst | Pan European Sales**

  Sep 2019 - Nov 2019 · 3 mos

  Amsterdam en omgeving, Nederland

- **Management Trainee | Operations**

  Oct 2017 - Aug 2019 · 1 yr 11 mos

Education

TIAS School for Business and Society

MSc International Business Administration, Change Management

2016 - 2018

Leiden University

Bachelor of Laws (LLB), Rechtsgeleerdheid

2011 - 2016

Harvard University

Studies in Innovation and Entrepreneurship

2016 - 2016

Harvard Summer School graduate course

Show all 4 education →